

December 31, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 811-22135/333-146827
        Form Type: 8-A12B
        Filing Date: December 31, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Innovator Equity Dual Directional 10 Buffer ETF – January, Innovator Equity Dual Directional 15 Buffer ETF – January, Innovator Growth-100 Dual Directional 5 Buffer ETF – Quarterly and Innovator Equity Dual Directional 5 Buffer ETF – Quarterly under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications